Management’s Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(all tabular figures are presented in thousands of United States Dollars, unless otherwise stated)

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Introduction
The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of November 4, 2026 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025 (the Interim Financial Statements), which have been prepared in accordance with IAS 34 Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These documents are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov.
Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2025 and dated March 11, 2026, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Statements section of this MD&A. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with IFRS. All tabular figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
This MD&A refers to various Non-GAAP measures, such as total cash costs per ounce ($ per oz gold sold), all-in sustaining costs (AISC) per ounce ($ per oz gold sold), average realized gold price ($ per oz sold), adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted EBITDA, AISC margin, sustaining capital and growth and expansion capital, operating free cash flow after sustaining capital and taxes paid and free cash flow after growth and expansion capital, net debt, and the underlying components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures are intended to provide additional information for investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reference should be made to the Non-GAAP Financial Measures section of this MD&A for reconciliations of such measures to the most directly comparable financial measure disclosed in the Interim Financial Statements.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.
Business Overview
Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.
The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to 500,000 ounces1, driven by the ramp-up at Segovia following the installation of the second mill and construction of the new Marmato bulk mine and Carbon-In-Pulp (CIP) plant, with first gold expected in Q4 2026.
Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces2 of annual gold production. Key projects include the high-grade Soto Norte gold project in Colombia, where preparation of the Environmental and Social Impact Assessment (ESIA) has been completed for community engagement, and the Toroparu gold project in Guyana, where a Prefeasibility Study (PFS) is in progress and a construction decision is expected in early 2027.
Additional information is available at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.
1 Reflects expected steady-state annual gold production run-rates of approximately 300koz at Segovia and 200koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.
2 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. In the case of Soto Norte and Toroparu, such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company.
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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Highlights | Key Performance Indicators

	Three months ended				Nine months ended
Operational Information	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Gold produced (ounces)	69,257	73,710	74,339	73,236	217,306	186,651
Gold sold (ounces)	68,359	72,124	74,843	73,001	215,326	188,306
Average realized gold price ($ per oz sold)	4,205	4,450	4,861	3,472	4,515	3,228

Financial Information
Gold revenue	287,420	320,933	363,813	253,456	972,166	607,829
Income from mining operations	130,147	167,084	203,731	122,740	500,962	274,716
EBITDA	130,720	162,538	181,943	96,506	475,201	167,707
Adjusted EBITDA	143,839	178,588	212,074	131,069	534,501	296,415

Net earnings[1]	66,692	94,243	97,614	42,011	258,549	27,482
Adjusted net earnings	72,627	96,327	123,688	71,842	292,642	146,831

Net earnings per share – basic ($)[1]	0.32	0.46	0.47	0.21	1.25	0.15
Adjusted net earnings per share – basic ($)	0.35	0.47	0.60	0.36	1.42	0.80

Sustaining capital	23,337	15,655	12,837	11,858	51,829	30,734
Growth and expansion capital	120,578	105,084	61,251	48,136	286,913	127,891

Segovia Results
Gold produced (ounces)	63,445	64,424	66,567	65,549	194,436	164,625
Gold sold (ounces)	62,748	62,762	67,709	65,580	193,219	166,721
AISC Margin - Total	128,806	157,107	198,677	121,510	484,590	269,574
AISC ($ per oz gold sold) - Owner Mining	1,945	1,767	1,492	1,452	1,729	1,482
AISC Sales Margin - CMPs (%)	37%	46%	40%	44%	41%	43%

Marmato Results
Gold produced (ounces)	5,812	9,286	7,772	7,687	22,870	22,026
Gold sold (ounces)	5,611	9,362	7,134	7,421	22,107	21,585
AISC Margin - Total	(2,469)	10,567	6,991	2,470	15,089	9,235

Balance sheet, as at	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	December 31, 2025
Cash and cash equivalents	419,022	425,552	472,082	417,881	419,022	391,874
Total debt[2]	465,516	469,580	473,644	481,894	465,516	477,708
Net debt[3]	46,494	44,028	1,562	64,013	46,494	85,834

1.Net earnings represent net earnings attributable to the shareholders of the Company.
2.The face value of long-term debt as of September 30, 2026 is shown as the principal amount of Senior Notes (as defined in the Interim Financial Statements) outstanding and the total number of gold-linked notes (Gold Notes) outstanding at their par value.
3.Net debt is calculated as outstanding principal for the Senior Notes and the Gold Notes, less cash and cash equivalents.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q3 2026 Financial Highlights
•Gold revenue increased to $287 million, up 13% from $253 million in Q3 2025. Q3 2026 reflected 68,359 ounces of gold sold at an average realized gold price of $4,205 per ounce compared with 73,001 ounces at an average realized gold price of $3,472 per ounce in Q3 2025.
•EBITDA was $131 million as compared to $97 million in Q3 2025, primarily reflecting increased gold revenue and favorable fair value adjustments on financial instruments, partially offset by the impact of the 20% appreciation of the Colombian Peso (COP) against the USD.
•Adjusted EBITDA was $144 million, compared to $131 million in Q3 2025. On a trailing 12-month basis, Adjusted EBITDA reached $702 million.
•Net earnings of $67 million, compared to $42 million in Q3 2025. Q3 2026 earnings include $130 million in income from mining operations, up from $123 million in Q3 2025.
•Adjusted net earnings of $73 million or $0.35 per share, compared with $72 million or $0.36 per share in Q3 2025.
•Cash and cash equivalents increased by $27 million year-to-date to $419 million at September 30, 2026, up from $392 million at December 31, 2025, while the Company continued to invest in Marmato's expansion and its other growth projects. The year-to-date increase is generated primarily by:
◦$240 million of operating free cash flow after sustaining capital and taxes paid;
◦$82 million in installments received under Marmato's precious metals stream following achievement of the 50% and 75% construction capital expenditures milestones, bringing the total stream funding received from Wheaton Precious Metals International (WPMI) to the full $175 million commitment;
◦$51 million inflow from other working capital movements, proceeds from stock options and finance income; partially offset by:
◦$287 million invested in growth and expansion capital, including $205 million at Marmato and $44 million at Segovia; and
◦$60 million of debt repayment and servicing.
•Net debt was reduced to $46 million, down from $86 million at December 31, 2025.
Q3 2026 Operational Highlights
•Gold production totaled 69,257 ounces, compared with the 73,710 ounces produced in Q2 2026.
•Segovia
◦Produced 63,445 ounces in Q3 2026, compared to 64,424 ounces in Q2 2026, as increased throughput of 208,030 tonnes was offset by a lower average gold grade of 9.77 g/t, compared with 202,480 tonnes at 10.23 g/t in Q2 2026.
◦Owner-operated (Owner Mining) mined tonnes increased 9% compared to Q2 while production from our Contract Mining Partners (CMP) was affected by temporary explosives supply constraints, which impacted their tonnes and grades. This issue was resolved in September under the new Colombian administration, positioning CMP production to increase toward planned ramp-up levels.
◦Segovia continues investing in underground development and enhancing its mining fleet to support increasing utilization of the expanded processing capacity. Total investment, including sustaining and non-sustaining capital, increased to $41 million in Q3 2026 from $31 million in Q2 2026.
◦AISC margin of $129 million, compared to $157 million in Q2 2026, reflecting increased mining costs, higher sustaining capital, and slightly lower gold revenue.
◦Owner Mining comprised 67% of the mill feed, consistent with Q2 2026. AISC rose 10% to $1,945 per ounce, mainly due to higher sustaining capital and higher mining costs. Mining costs include the effect of the appreciation of the COP against the US dollar, which raised the USD-reported amount of peso-denominated costs (COP Strengthening). These increases were partly offset by more Owner Mining ounces sold. YTD 2026 Owner Mining AISC of $1,729, is at the low-end of the full-year guidance range of $1,700 to $1,800 per ounce.
◦CMP-sourced gold comprised 33% of the mill feed and generated an AISC sales margin of 37%, bringing YTD 2026 CMP AISC sales margin to 41%, above the top-end of the full-year 2026 guidance range of 35% to 40%.
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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
◦Combined AISC of $2,174 per ounce, compared to $1,986 per ounce in Q2 2026, primarily reflecting the 12% appreciation of the COP against the USD. Excluding the impact of foreign exchange, combined AISC was consistent with Q2 2026, with higher sustaining capital partially offset by lower royalties and social contributions.
•Marmato
◦Produced 5,812 ounces, compared with 9,286 ounces in Q2 2026, reflecting throughput of 55,540 tonnes at an average gold grade of 3.68 g/t, compared with 84,610 tonnes at 3.79 g/t in Q2 2026.
◦Marmato achieved an important expansion milestone with the successful commissioning of the new Cascabel 3 filtered tailings facility in Q3. The planned transition from Cascabel 2 required approximately four weeks of flotation plant downtime, which contributed to lower quarterly production but was used to complete upgrades and extensive maintenance at the flotation plant.
◦The refurbishment of the primary ball mill, together with the installation of a new regrind mill and Knelson concentrator, increased the existing flotation plant's capacity to 1,200 tpd.
◦Construction of the new 5,000 tpd design-capacity CIP plant is in the final stages, and commissioning is underway, with the first gold pour expected in December 2026.
◦Aris Mining plans to ramp up the new CIP plant to approximately 4,000 tpd by mid-2027 and to reach the full 5,000 tpd design-capacity by the end of 2027, following commissioning of the paste backfill plant.
Project Development Highlights
•Toroparu Project - Advancing Toward a Potential Early 2027 Construction Decision
◦The Toroparu Pre-Feasibility Study (PFS) is targeted for completion in November 2026, including Aris Mining's first mineral reserve estimate for Toroparu.
◦The PFS incorporates an execution strategy including experienced mining contractors, with costs supported by competitive international quotations, and a combination of engineering and construction contracting models as well as self-performed work, selecting the most appropriate delivery approach for each project area. This approach is designed to strengthen costs and schedule control while managing execution risk compared with the with the owner-mining strategy contemplated in the 2025 Preliminary Economic Assessment (PEA).
◦Early works continue, including construction of the Puruni River bridge to strengthen equipment access and regional connectivity. The bridge is expected to be complete by December 2026.
◦The Large-Scale Mining License application has been submitted, and Aris Mining is working collaboratively with the Government of Guyana to advance the permitting process.
◦The PEA completed in October 20253, outlined an attractive project with after-tax NPV5% of $1.8 billion, IRR of 25.2%, and 3.0-year payback at $3,000/oz gold4.
◦During Q3 2026, capital expenditures totaled $13 million at Toroparu.
•Soto Norte Project - Permitting Milestone Advancing
◦Recent regulatory developments have removed certain key constraints affecting Soto Norte's environmental licensing pathway. These include the revocation of the La Baja permanent reserve and the revocation of the August 2026 extension of the Temporary Reserve Area, restoring its original March 4, 2027 expiry date.
◦The preparation of the Environmental and Social Impact Assessment (ESIA) is complete, and the assessment is ready for formal consultation with local communities.
◦A PFS was completed in September 20253, demonstrating robust economics with an after-tax NPV5% of $2.7 billion, IRR of 35%, and 2.3-year payback at $2,600/oz gold. Strong leverage to higher gold prices, at $3,000/oz the NPV5% increases to $3.3 billion with IRR of 40%.
◦During Q3 2026, capital expenditures totaled $5 million at Soto Norte.

3Refer to the technical disclosure section on page 24.
4Based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Segovia
Segovia is 100% owned by the Company and is located in a historic mining district of Colombia. Approximately 60% of the gold sold in 2025 was produced from Owner Mining while the balance of approximately 40% was produced by processing mill feed purchased from CMPs, which was sourced from both within and outside of the Company’s mining titles. The operations include four underground mines and two processing facilities:
•A 3,000 tpd conventional gravity flotation cyanidation processing facility that produces doré, expanded from 2,000 tpd in June 2025, with ramp-up continuing to advance.
•A 200 tpd polymetallic processing plant that recovers lead and zinc concentrates, including gold and silver from tailings.

	Three months ended				Nine months ended
Operating Information	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Tonnes processed (t)	208,030	202,480	175,370	219,550	585,880	554,660
Average gold grade processed (g/t)	9.77	10.23	12.41	9.87	10.72	9.71
Recoveries (%)	95.9%	95.7%	95.3%	96.1%	95.6%	96.1%
Gold produced (ounces)	63,445	64,424	66,567	65,549	194,436	164,625
Gold sold (ounces)	62,748	62,762	67,709	65,580	193,219	166,721
Financial Information
Gold revenue	265,190	281,764	331,611	229,116	878,565	541,977
Average realized gold price ($/ounce sold)	$4,226	$4,489	$4,898	$3,494	$4,547	$3,251

Owner Mining costs	40,847	31,481	28,852	26,012	101,180	68,531
CMP material purchases	38,515	38,951	50,579	37,268	128,045	93,081
Processing costs	11,930	10,038	9,004	9,357	30,972	24,199
Administration and security costs	20,181	19,040	17,212	12,011	56,433	32,557
Change in finished goods and stockpile inventory	(5,023)	(25)	(678)	1,069	(5,726)	1,101
Less: by-product and concentrate revenue	(8,050)	(8,703)	(7,449)	(4,116)	(24,202)	(9,987)
Total cash costs	98,400	90,782	97,520	81,601	286,702	209,482

Royalties	9,693	10,741	11,139	7,532	31,573	17,590
Social contributions	7,914	8,661	12,358	7,787	28,933	17,025
Sustaining capital	19,561	13,864	11,356	10,334	44,781	27,051
Sustaining lease payments	816	609	561	352	1,986	1,255
All-in sustaining costs	136,384	124,657	132,934	107,606	393,975	272,403

AISC Margin	128,806	157,107	198,677	121,510	484,590	269,574
Production
Q3 2026 compared to Q2 2026
Gold production totaled 63,445 ounces in Q3 2026, relatively consistent with Q2 2026. Tonnes processed increased slightly to 208,030 from 202,480 in Q2 2026, supported by a 9% increase in owner-mined tonnes, while average gold grades of 9.77 g/t compared to 10.23 g/t in Q2 2026. Owner Mining production increased 2% to 43,386 ounces.
Q3 2026 compared to Q3 2025
Gold production was 3% lower than the 65,549 ounces produced in Q3 2025. Owner Mining production increased 6% to 43,386 ounces, while CMP production decreased to 20,059 ounces from 24,612 ounces in Q3 2025. Tonnes processed were 5% lower, with average gold grades consistent at 9.77 g/t compared to 9.87 g/t in Q3 2025.
YTD 2026 compared to YTD 2025
Gold production in 2026 increased 18% from the 164,625 ounces produced in YTD 2025, driven by 10% higher average gold grades of 10.72 g/t compared to 9.71 g/t in YTD 2025 and a 6% increase in tonnes processed attributable to the second ball mill that was commissioned in June 2025 operating for the full period. Owner Mining production increased 32% to 131,043 ounces.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Gold Revenue
Q3 2026 compared to Q2 2026
Gold revenue in Q3 2026 was $265.2 million, down 6% from Q2 2026, reflecting a 6% decrease in the average realized gold price to $4,226 per ounce, with gold ounces sold consistent with Q2 2026.
Q3 2026 compared to Q3 2025
Gold revenue increased 16% from $229.1 million in Q3 2025, driven by a 21% increase in the average realized gold price to $4,226 per ounce, partially offset by a 4% decrease in gold ounces sold.
YTD 2026 compared to YTD 2025
Gold revenue increased 62% from $542.0 million in YTD 2025, driven by a 40% increase in the average realized gold price to $4,547 per ounce and a 16% increase in gold ounces sold.
Segovia - Owner Mining and CMPs

	Three months ended				Nine months ended
Operating Information	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025

Owner Mining
Tonnes processed (t)	136,240	137,740	109,960	150,440	383,940	360,330
Average gold grade processed (g/t)	10.33	10.06	13.36	8.81	11.10	8.93
Gold produced (ounces)	43,386	42,640	45,017	40,937	131,043	99,367
Gold sold (ounces)	42,913	41,520	45,789	40,984	130,222	100,632
Cash cost ($ per oz sold)	1,268	1,157	918	999	1,109	1,048
AISC ($ per oz sold)	1,945	1,767	1,492	1,452	1,729	1,482
AISC margin ($'000)	98,177	112,858	155,940	83,103	366,975	177,970

CMPs
Tonnes processed (t)	71,790	64,740	65,410	69,110	201,940	194,330
Average gold grade processed (g/t)	9.06	10.94	10.75	11.53	10.21	10.87
Gold produced (ounces)	20,059	21,784	21,550	24,612	63,393	65,258
Gold sold (ounces)	19,835	21,242	21,920	24,596	62,997	66,089
Cash cost ($ per oz sold)	2,217	2,013	2,532	1,653	2,258	1,575
AISC ($ per oz sold)	2,667	2,416	2,948	1,955	2,680	1,865
AISC sales margin (%)	37%	46%	40%	44%	41%	43%
AISC margin ($'000)	30,629	44,249	42,737	38,407	117,615	91,604

Total AISC Margin ($’000)	128,806	157,107	198,677	121,510	484,590	269,574

Combined Cash cost ($ per oz sold)	1,568	1,446	1,440	1,244	1,484	1,256
Combined AISC ($ per oz sold)	2,174	1,986	1,963	1,641	2,039	1,634
All-In Sustaining Costs and Margin
Q3 2026 compared to Q2 2026
AISC at Segovia, including both Owner Mining and CMPs, averaged $2,174 per ounce in Q3 2026, up 10% from $1,986 per ounce in Q2 2026. The increase primarily reflects the 12% COP Strengthening, which increased COP-denominated costs by approximately $9.8 million ($156 per ounce). Excluding the impact of foreign exchange, AISC increased by approximately $31 per ounce, consistent with Q2 2026.
•Owner Mining: AISC increased to $1,945 per ounce from $1,767 per ounce in Q2 2026, primarily reflecting higher mining costs, including the impact of a stronger COP, increased mining activity, and higher sustaining capital, partially offset by higher Owner Mining gold ounces sold (42,913 ounces compared to 41,520 ounces). Owner Mining AISC margin was $98.2 million, compared to $112.9 million in Q2 2026.
•CMPs: AISC averaged $2,667 per ounce, compared to $2,416 per ounce in Q2 2026, reflecting lower CMP gold ounces sold and higher sustaining capital. CMP AISC margin was $30.6 million, compared to $44.2 million in Q2 2026.
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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Combined AISC margin was $128.8 million, down 18% from $157.1 million in Q2 2026, reflecting the 6% lower realized gold price and the higher costs described above.
Q3 2026 compared to Q3 2025
Combined AISC at Segovia averaged $2,174 per ounce in Q3 2026, up 32% from $1,641 per ounce in Q3 2025, primarily reflecting the 20% COP Strengthening, which increased COP-denominated costs by approximately $17.1 million ($273 per ounce), together with higher gold-linked CMP mill feed purchases, royalties and social contributions, higher Owner Mining cost and higher sustaining capital.
•Owner Mining: AISC averaged $1,945 per ounce compared with $1,452 per ounce in Q3 2025, reflecting higher mining costs, including the impact of the stronger COP, higher royalties and social contributions linked to gold price, and higher sustaining capital, partially offset by higher Owner Mining ounces sold. Owner Mining AISC margin increased to $98.2 million, from $83.1 million in Q3 2025.
•CMPs: AISC averaged $2,667 per ounce, compared to $1,955 per ounce in Q3 2025, reflecting higher mill feed purchase costs linked to the higher gold price, together with lower CMP gold ounces sold. CMP AISC margin was $30.6 million, compared to $38.4 million in Q3 2025.
Combined AISC margin increased 6% to $128.8 million in Q3 2026, compared to $121.5 million in Q3 2025, reflecting the 21% higher realized gold price, partially offset by higher AISC and 4% fewer ounces sold.
YTD 2026 compared to YTD 2025
Combined AISC at Segovia averaged $2,039 per ounce in YTD 2026, up 25% from $1,634 per ounce in YTD 2025.
•Owner Mining: AISC averaged $1,729 per ounce from $1,482 per ounce in YTD 2025, reflecting the same factors as the quarterly discussion above, together with a 15% COP Strengthening, which had an unfavorable impact on local operating costs. Owner Mining AISC margin increased to $367.0 million, from $178.0 million in YTD 2025.
•CMPs: AISC averaged $2,680 per ounce, compared to $1,865 per ounce in YTD 2025, reflecting higher mill feed purchase costs linked to the higher gold price. CMP AISC margin was $117.6 million, compared to $91.6 million in YTD 2025.
Combined AISC margin increased 80% to $484.6 million YTD 2026, compared to $269.6 million YTD 2025, reflecting both higher realized gold prices and higher gold sales volumes.
Growth and Expansion
Non-sustaining growth capital expenditures at Segovia totaled $21.1 million in Q3 2026, compared to $17.3 million in Q2 2026 and $9.6 million in Q3 2025. YTD 2026, non-sustaining growth capital, supporting near-term production growth and the ramp-up of the expanded processing capacity, totaled $43.8 million compared to $22.9 million in YTD 2025. Growth and expansion capital in 2026 included:
•$36.7 million for underground development, including $14.1 million for the main underground haulage circuit connecting El Silencio, Providencia and Sandra K; and,
•$7.1 million for plant projects, the tailings storage facility and other site infrastructure.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Marmato
Marmato is 100% owned by the Company and is located in a historic mining district of Colombia. It is comprised of an underground mining operation with two distinct zones, a narrow vein underground mining zone at higher elevations, and a bulk mining zone at lower elevations, with two processing facilities:
•A 1,200 tpd flotation processing facility that is currently in operation, which produces doré.
•A 5,000 tpd CIP processing facility, which will also produce doré, in the final stages of construction with commissioning underway, with first gold expected in Q4 2026.

	Three months ended				Nine months ended
Operating Information	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Tonnes processed (t)	55,540	84,610	77,040	75,220	217,190	222,760
Average gold grade processed (g/t)	3.68	3.79	3.53	3.56	3.67	3.41
Recoveries (%)	89.7%	90.4%	89.6%	89.8%	89.9%	90.5%
Gold produced (ounces)	5,812	9,286	7,772	7,687	22,870	22,026
Gold sold (ounces)	5,611	9,362	7,134	7,421	22,107	21,585
Gold revenue	22,230	39,169	32,202	24,331	93,601	65,812
Average realized gold price	3,962	4,184	4,514	3,279	4,234	3,049
Production
Q3 2026 compared to Q2 2026
Gold production totaled 5,812 ounces, compared to 9,286 ounces in Q2 2026. Throughput in the quarter was impacted by approximately four weeks of flotation plant downtime required to transition from Cascabel 2 to the new Cascabel 3 filtered tailing facility. The downtime was used to complete upgrades and extensive maintenance, including the refurbishment of the primary ball mill and the installation of a new regrind mill and Knelson concentrator, increasing the flotation plant's capacity to 1,200 tpd.
Q3 2026 compared to Q3 2025
Gold production for Q3 2026 decreased 24% compared to Q3 2025, reflecting a 26% decrease in throughput due to the flotation plant downtime described above, partially offset by a 3% increase in average gold grade with recoveries consistent at 89.7%.
YTD 2026 compared to YTD 2025
Gold production YTD 2026 totaled 22,870 ounces, a 4% increase from 22,026 ounces produced during YTD 2025, reflecting an 8% increase in average gold grade, with throughput and recoveries remaining consistent.
Gold Revenue
Q3 2026 compared to Q2 2026
Gold revenue totaled $22.2 million, compared to $39.2 million in Q2 2026 reflecting 40% lower gold ounces sold following the flotation plant downtime described above, together with a 5% decrease in the average realized gold price to $3,962 per ounce.
Q3 2026 compared to Q3 2025
Compared to Q3 2025, gold revenue decreased 9% to $22.2 million from $24.3 million, as a 24% decrease in gold ounces sold was partially offset by a 21% increase in the average realized gold price.
YTD 2026 compared to YTD 2025
Gold revenue totaled $93.6 million YTD 2026, up 42% from $65.8 million YTD 2025, driven by a 39% increase in the average realized gold price to $4,234 per ounce, together with a slight increase in gold ounces sold.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Growth and Expansion
Non-sustaining growth capital expenditures at Marmato totaled $82.0 million in Q3 2026, compared to $76.3 million in Q2 2026 and $31.4 million in Q3 2025. For YTD 2026, non-sustaining growth capital expenditures totaled $205.3 million, compared to $84.7 million YTD 2025:
•$173.9 million for the construction of the CIP processing plant, including civil, mechanical, and electrical works, major equipment procurement and delivery, and surface infrastructure development;
•$14.9 million for underground mine development and drilling programs; and,
•$16.6 million for the tailings storage facility, surface infrastructure and ancillary site activities.
Financial Results
Net income of $66.7 million and $258.5 million in Q3 2026 and YTD 2026, respectively, compares to net income of $94.2 million in Q2 2026, $42.0 million in Q3 2025 and $27.5 million YTD 2025. This corresponds to basic earnings per share of $0.32 and $1.25 in Q3 2026 and YTD 2026, respectively (Q2 2026 - $0.46, Q3 2025 - $0.21, and YTD 2025 - $0.15).
The following table presents the key variances of net earnings for Q3 2026 compared to Q2 2026 and Q3 2025 as well as YTD 2026 compared to YTD 2025. The narrative following each table discusses the nature of the material variances.

	Q3 2026 vs Q2 2026	Q3 2026 vs Q3 2025	2026 vs 2025
Net Income - Prior Period[1]	$94,243	$42,011	$27,482
Period-over-period variance
Operating Variances
Gold price impact on revenue	(16,760)	50,081	277,120
Gold volume impact on revenue	(16,753)	(16,117)	87,217
By-product impact on revenue	(1,295)	3,340	14,689
Cost of Sales & Social Contributions	682	(23,223)	(135,201)
Depreciation and Depletion	(2,811)	(6,674)	(17,579)
Net change in Operating Variances	(36,937)	7,407	226,246

Share-based Compensation & General Administrative Variances
General & Administrative costs	(623)	(1,311)	(5,739)
Share-based Compensation	(7,277)	3,029	8,156
Net change in Share-based Compensation & General Administrative Variances	(7,900)	1,718	2,417

Non-operating Variances
ARIS.WT.A listed warrants	—	6,424	66,519
Gold Notes	(23,031)	10,758	39,857
Investment in Mcfarlane Lake Mining Ltd.	5,915	13,582	22,024
Foreign Exchange loss	19,376	(7,006)	(45,277)
Other	9,223	(752)	(9,882)
Net change in Non-operating Variances	11,483	23,006	73,241

Income tax expense	5,803	(7,448)	(71,633)
Non-Controlling Interest	—	(2)	796

Change in Net Income	(27,551)	24,681	231,067
Net Income - Current Period[1]	$66,692	$66,692	$258,549
1.Net earnings represent net earnings attributable to the shareholders of the Company.

Q3 2026 compared to Q2 2026
Operating Variances
Revenue decreased $34.8 million, or 11%, to $295.4 million in Q3 2026 from $330.2 million in Q2 2026, driven by the average realized gold price, which decreased 6% to $4,205 per ounce from $4,450 per ounce ($16.8 million). Lower
Page | 11

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
gold ounces sold, primarily at Marmato following the flotation plant downtime which contributed a further $16.8 million to the lower quarterly revenue.
Cost of sales and social contributions were consistent at $145.1 million in Q3 2026, compared to $145.8 million in Q2 2026. Increased production costs at Segovia ($7.0 million), which primarily reflects the 12% COP Strengthening, were offset by lower production costs at Marmato ($4.2 million) following the flotation plant downtime and lower social contributions ($0.9 million) attributable to lower gold revenue.
Share-based Compensation & General Administrative Variances
The Company recognized a share-based compensation expense of $6.5 million in Q3 2026 compared to a recovery of $0.8 million in Q2 2026. Cash-settled performance share units (PSUs) and deferred share units (DSUs) are fair valued based on the Company's share price. Q3 2026 reflected a higher revaluation expense as compared to Q2 2026 due to share price appreciation in the current quarter.
Non-operating Variances
In Q3 2026, the Company recognized a gain on the fair valuation of the Cboe Canada listed Gold Notes of $3.2 million compared to $26.2 million in the prior quarter. The revaluation gain for both periods primarily corresponds proportionately to the decrease in gold price during each period. The valuation of the Gold Notes incorporates credit spreads, risk-free rates, volatility, and gold future prices.
The foreign exchange loss of $20.5 million in Q3 2026 was $19.4 million lower than the $39.9 million loss in Q2 2026. The loss in both periods primarily reflects the appreciation of the COP against the USD, which results in translation losses on USD-denominated monetary balances held in COP-functional entities.
Income tax expense
Income tax expense decreased $5.8 million compared to Q2 2026, primarily reflecting lower taxable income from mining operations driven by lower realized gold prices and lower gold ounces sold.
Q3 2026 compared to Q3 2025
Operating Variances
Revenue increased $37.3 million, or 14%, to $295.4 million in Q3 2026 from $258.1 million in Q3 2025, driven by a 21% increase in the average realized gold price that contributed $50.1 million of additional revenue, partially offset by a 6% decrease in gold ounces sold, which equated to $16.1 million. By-product revenue increased $3.3 million, reflecting increased volumes and stronger by-product metal prices.
Cost of sales and social contributions increased $23.2 million, or 19%, to $145.1 million in Q3 2026 from $121.9 million in Q3 2025. The increase was primarily driven by the 20% COP Strengthening, which increased COP-denominated costs by approximately $17.4 million. Higher Owner Mining and site security costs at Segovia, higher royalties at Segovia and Marmato ($2.0 million) in line with higher realized gold prices and higher gold-price-linked CMP mill feed purchases at Segovia ($1.2 million) also contributed.
Share-based Compensation & General Administrative Variances
The Company recognized a share-based compensation expense of $6.5 million in Q3 2026 compared to an expense of $9.5 million in Q3 2025, reflecting a lower revaluation expense for PSUs and DSUs due to a lower share price appreciation than in Q3 2025.
Non-operating Variances
The fair-value-loss relating to the listed Warrants in Q3 2025 had no corresponding impact in Q3 2026 following the exercise and expiry of all outstanding ARIS.WT.A listed warrants on July 29, 2025. The warrants were classified as a financial liability and marked to market through profit and loss, with the valuation driven primarily by changes in the Company’s share price.
In Q3 2026, the Company recognized a gain on the fair valuation of the Gold Notes of $3.2 million compared to a loss of $7.6 million in Q3 2025. As described above, the revaluation gain in Q3 2026 primarily related to the decrease in gold price during the quarter.
Page | 12

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
The foreign exchange loss in Q3 2026 was $7.0 million higher than the $13.5 million loss in Q3 2025, primarily due to continued COP Strengthening, resulting in higher translation losses on USD-denominated monetary balances held in COP-functional entities.
Income tax expense
Income tax expense increased $7.4 million compared to Q3 2025, primarily reflecting higher taxable income from mining operations primarily reflecting higher realized gold prices.
YTD 2026 compared to YTD 2025
Operating Variances
Revenue increased $379.0 million, or 61%, to $998.1 million in 2026 from $619.1 million in 2025, driven by a 40% increase in the average realized gold price, contributing $277.1 million, combined with a 14% increase in gold ounces sold, contributing $87.2 million. By-product and concentrate revenue also increased $14.7 million, reflecting the same increased volumes and stronger by-product metal prices noted above.
Cost of sales and social contributions increased $135.2 million, or 44%, to $443.5 million in 2026 from $308.3 million in 2025. Gold-price-linked costs accounted for $64.6 million of the increase, comprising higher CMP mill feed purchases at Segovia ($35.0 million), higher royalties ($17.2 million) and social contributions ($12.4 million). The 15% COP Strengthening increased COP-denominated costs by approximately $36.2 million. The remaining increase reflects higher Owner Mining costs at Segovia (approximately $17.2 million), in line with a 30% increase in Owner Mining gold ounces sold, and higher administration and security costs at Segovia (approximately $12.1 million), together with higher production costs at Marmato (approximately $4.9 million).
Depreciation and depletion in 2026 was $17.6 million higher than in 2025, primarily due to a 16% increase in gold production as the expense reflects the units-of-production depletion method applied across operations as well as a higher depletable cost base following continued sustaining capital investment and the commissioning of the second mill at Segovia in June 2025.
Share-based Compensation & General Administrative Variances
Share-based compensation expense decreased $8.2 million compared to YTD 2025, primarily due to the revaluation of outstanding PSUs and DSUs reflecting the Company's strong share price performance during 2025.
Non-operating Variances
The fair-value-loss relating to the listed warrants in 2025 had no corresponding impact in 2026 following the exercise and expiry of all outstanding ARIS.WT.A listed warrants on July 29, 2025. The warrants were classified as a financial liability and marked to market through profit and loss, with the valuation driven primarily by changes in the Company’s share price.
In 2026, the Company recognized a gain on the fair valuation of the Gold Notes of $20.9 million compared to a loss of $19.0 million in the prior year. The revaluation gain in 2026 primarily related to the decrease in gold price.
Foreign exchange loss in YTD 2026 was $72.0 million, which was $45.3 million unfavorable compared to YTD 2025, primarily due to the COP Strengthening, resulting in higher translation losses on USD-denominated monetary balances held in COP-functional entities.
Income tax expense
Income tax expense for YTD 2026 increased by $71.6 million compared to YTD 2025, reflecting higher taxable income due to higher income from mining operations.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Condition, Liquidity and Capital Resources
Working capital
The Company continues to maintain a strong liquidity position, and with the combination of operating cash flows from Segovia and Marmato, the Company expects to have sufficient cash available to fund operating activities, expansion projects, and strategic initiatives, including the advancement of the Marmato expansion, and study work at Soto Norte and Toroparu.
As at September 30, 2026, the Company held a working capital surplus, calculated as current assets minus current liabilities, of $234.5 million (December 31, 2025 - $232.2 million) which was underpinned by a cash balance of $419.0 million which increased by $27.1 million in 2026. The increase primarily reflects operating cash flow, $82.0 million received under Marmato's precious metals stream financing following achievement of both the 50% and 75% construction capital expenditure milestones, partially offset by continued investment in growth projects. Notably, the Company advanced construction of the new CIP processing facility at Marmato, and made debt service payments including scheduled interest on its Senior Notes as well as interest and premiums on its Gold Notes.

	Three months ended				Nine months ended
	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net cash provided by operating activities	$140,603	$86,103	$158,810	$105,718	$385,516	$234,198
Net cash used in investing activities	(142,490)	(115,035)	(77,321)	(54,904)	(334,846)	(162,788)
Net cash provided by (used in) financing activities	(4,349)	(19,198)	(2,095)	55,453	(25,642)	90,793
Impact of foreign exchange on cash and cash equivalents	(294)	1,600	814	1,450	2,120	3,143
Increase (decrease) in cash and cash equivalents	(6,530)	(46,530)	80,208	107,717	27,148	165,346
Cash and cash equivalents, beginning of period	425,552	472,082	391,874	310,164	391,874	252,535
Cash and cash equivalents, end of period	$419,022	$425,552	$472,082	$417,881	$419,022	$417,881

Summary of Quarterly Results

	For the three months ended,
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Gold produced (ounces)	69,257	73,710	74,339	69,852	73,236	58,652	54,763	57,364
Gold sold (ounces)	68,359	72,124	74,843	71,717	73,001	61,024	54,281	56,334
Revenue	295,419	330,227	372,479	308,565	258,115	203,456	157,528	151,076
Income from mining operations	130,147	167,084	203,731	158,065	122,740	91,991	59,985	54,129
EBITDA	130,720	162,538	181,943	120,406	96,506	31,546	39,655	66,602
Adjusted EBITDA	143,839	178,588	212,074	167,996	131,069	98,733	66,613	55,575
Net earnings (loss) attributable to the Owners of the Company	66,692	94,243	97,614	50,863	42,011	(16,897)	2,368	21,687
Adjusted net earnings	72,627	96,327	123,688	94,097	71,842	47,762	27,227	24,659
Earnings (loss) per share – basic ($/share)	0.32	0.46	0.47	0.25	0.21	(0.09)	0.01	0.13
Earnings (loss) per share – diluted ($/share)	0.32	0.45	0.47	0.25	0.21	(0.09)	0.01	0.02
Adjusted earnings per share - basic ($/share)	0.35	0.47	0.60	0.46	0.36	0.27	0.16	0.14

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.
Transactions with Related Parties
The Company’s related parties include its subsidiaries, affiliates, directors and key management personnel. The Company’s key management personnel include executive and non-executive directors and the Company’s executive officers.
Other than normal-course intercompany transactions and compensation in the form of salaries or directors’ fees, and share-based payments (options, RSUs, PSUs and DSUs) there were no material related party transactions.

Page | 14

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Instruments and Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
The Company may at times hold financial instruments, derivatives and/or contracts containing embedded derivatives that are recorded on the consolidated balance sheet at fair value. Financial liabilities classified or designated at fair value through profit or loss, including the Gold Notes, are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss, except for changes attributable to the Company’s own credit risk, which are recognized in other comprehensive income.
Aris Mining Holdings Corp. (Aris Holdings), a wholly-owned subsidiary of the Company, has Gold Notes that trade on the Cboe Canada under the symbol “AMNG.NT.U” as described in note 11 of the 2025 annual financial statements. As of September 30, 2026, the outstanding principal value is $15.5 million. The Gold Notes bear interest at 7.5% per annum, payable monthly. In addition to the interest, the Gold Notes pay a gold premium calculated each quarter as the amount by which the London Bullion Market Association Gold Price on the measurement date exceeds the floor price of $1,400. The Company has not entered into any instruments to hedge against the market movement of gold, and there is risk that rising gold prices would result in higher premiums to be paid. However, there is a natural hedge to this risk as rising gold prices result in higher cash flows from increased AISC margins that are available to fund the potential exposure.
Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in note 17 in our 2025 audited annual consolidated financial statements.
Contractual Obligations and Commitments
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at September 30, 2026. In addition to other commitments already disclosed, the Company’s undiscounted commitments including interest and premiums at September 30, 2026 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables[1]	$267,845	$—	$—	$—	$267,845
Reclamation and closure costs	655	2,570	—	60,709	63,934
Lease payments	1,008	4,304	1,471	1,368	8,151
Gold Notes	50,888	—	—	—	50,888
Senior Unsecured Notes	36,000	540,000	—	—	576,000
Other contractual commitments[2]	31,927	14,373	9,608	—	55,908
Total	$388,323	$561,247	$11,079	$62,077	$1,022,726
1.As presented in the Interim Financial Statements for the period ended September 30, 2026.
2.Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at September 30, 2026.
Aris Mining’s gold and silver production from Marmato and future production from the Toroparu Project are subject to the terms of streaming agreements with WPMI.
Liquidity risk
Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at September 30, 2026.
Contingencies
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions in its financial statements for such claims when considered material and an outflow of resources is considered probable.
Page | 15

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines there will be a tax liability associated with its filing position.
Outstanding Share Data
As at the date of this MD&A, the Company has 206.7 million common shares issued and outstanding and 3.9 million common shares issuable under stock options. A further 6 million common shares are issuable to MDC Industry Holding Company LLC following receipt of an environmental license to develop Soto Norte.
Non-GAAP Financial Measures
This MD&A refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS. The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. The Company discloses these financial measures and ratios because the Company believes that they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Total cash costs and All-in sustaining costs
Total cash costs and total cash costs per ounce sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per ounce sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. This measure is intended to be reflective of the total cash cost associated with operating in Colombia.
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non-GAAP measure provides investors with greater transparency regarding the total period cost of producing an ounce of gold and may assist in comparisons with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Page | 16

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total cash costs & All-in sustaining costs
Reconciliation of total cash costs and all-in sustaining costs to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	For the three months ended,				Nine months ended
Segovia	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Total gold sold (ounces)	62,748	62,762	67,709	65,580	193,219	166,721
Cost of sales[1]	116,143	110,226	116,108	93,249	342,477	237,059
Less: royalties[1]	(9,693)	(10,741)	(11,139)	(7,532)	(31,573)	(17,590)
Add: by-product revenue[1]	(8,050)	(8,703)	(7,449)	(4,116)	(24,202)	(9,987)
Total cash costs	98,400	90,782	97,520	81,601	286,702	209,482
Cash cost per ounce sold	$1,568	$1,446	$1,440	$1,244	$1,484	$1,256
Add: royalties[1]	9,693	10,741	11,139	7,532	31,573	17,590
Add: social contributions[1]	7,914	8,661	12,358	7,787	28,933	17,025
Add: sustaining capital expenditures	19,561	13,864	11,356	10,334	44,781	27,051
Add: sustaining lease payments	816	609	561	352	1,986	1,255
Total AISC	136,384	124,657	132,934	107,606	393,975	272,403
AISC per ounce sold	$2,174	$1,986	$1,963	$1,641	$2,039	$1,634

Marmato
Total gold sold (ounces)	5,611	9,362	7,134	7,421	22,107	21,585
Cost of sales[1]	20,851	26,542	23,096	20,443	70,489	53,082
Less: royalties[1]	(2,414)	(3,938)	(3,332)	(2,555)	(9,684)	(6,439)
Add: by-product revenue[1]	(159)	(123)	(306)	(543)	(588)	(1,283)
Total cash costs	18,278	22,481	19,458	17,345	60,217	45,360
Add: royalties[1]	2,414	3,938	3,332	2,555	9,684	6,439
Add: social contributions[1]	231	392	940	437	1,563	1,095
Add: sustaining capital expenditures	3,776	1,791	1,481	1,524	7,048	3,683
Total AISC	24,699	28,602	25,211	21,861	78,512	56,577

Consolidated
Total gold sold (ounces)	68,359	72,124	74,843	73,001	215,326	188,306
Cost of sales[1]	136,994	136,768	139,204	113,692	412,966	290,141
Less: royalties[1]	(12,107)	(14,679)	(14,471)	(10,087)	(41,257)	(24,029)
Add: by-product revenue[1]	(8,209)	(8,826)	(7,755)	(4,659)	(24,790)	(11,270)
Total cash costs	116,678	113,263	116,978	98,946	346,919	254,842
Add: royalties[1]	12,107	14,679	14,471	10,087	41,257	24,029
Add: social contributions[1]	8,145	9,053	13,298	8,224	30,496	18,120
Add: sustaining capital expenditures	23,337	15,655	12,837	11,858	51,829	30,734
Add: sustaining lease payments	816	609	561	352	1,986	1,255
Total AISC	161,083	153,259	158,145	129,467	472,487	328,980
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 17

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Reconciliation of cash costs and all-in sustaining costs by business unit at Segovia to the costs as disclosed above.

	For the three months ended,				Nine months ended
Segovia - Owner Mining	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Total gold sold (ounces)	42,913	41,520	45,789	40,984	130,222	100,632
Cost of sales[1]	66,869	61,207	54,857	48,502	182,933	122,833
Less: royalties[1]	(6,932)	(7,415)	(7,805)	(5,000)	(22,152)	(11,388)
Add: by-product revenue[1]	(5,503)	(5,771)	(5,037)	(2,566)	(16,311)	(6,028)
Total cash costs	54,434	48,021	42,015	40,936	144,470	105,416
Cash cost per ounce sold	$1,268	$1,157	$918	$999	$1,109	$1,048
Add: royalties[1]	6,932	7,415	7,805	5,000	22,152	11,388
Add: social contributions[1]	5,679	5,961	8,660	5,155	20,300	11,023
Add: sustaining capital expenditures	15,622	11,340	9,274	8,078	36,236	20,083
Add: sustaining lease payments	816	609	561	352	1,986	1,255
Total AISC	83,483	73,346	68,315	59,521	225,144	149,165
AISC per ounce sold	$1,945	$1,767	$1,492	$1,452	$1,729	$1,482

Segovia - CMPs
Total gold sold (ounces)	19,835	21,242	21,920	24,596	62,997	66,089
Cost of sales[1]	49,274	49,019	61,251	44,747	159,544	114,226
Less: royalties[1]	(2,761)	(3,326)	(3,334)	(2,532)	(9,421)	(6,202)
Add: by-product revenue[1]	(2,547)	(2,932)	(2,412)	(1,550)	(7,891)	(3,959)
Total cash costs	43,966	42,761	55,505	40,665	142,232	104,065
Cash cost per ounce sold	$2,217	$2,013	$2,532	$1,653	$2,258	$1,575
Add: royalties[1]	2,761	3,326	3,334	2,532	9,421	6,202
Add: social contributions[1]	2,235	2,700	3,698	2,632	8,633	6,002
Add: sustaining capital expenditures	3,939	2,524	2,082	2,256	8,545	6,969
Total AISC	52,901	51,311	64,619	48,085	168,831	123,238
AISC per ounce sold	$2,667	$2,416	$2,948	$1,955	$2,680	$1,865

Segovia - Combined
Total gold sold (ounces)	62,748	62,762	67,709	65,580	193,219	166,721
Cost of sales[1]	116,143	110,226	116,108	93,249	342,477	237,059
Less: royalties[1]	(9,693)	(10,741)	(11,139)	(7,532)	(31,573)	(17,590)
Add: by-product revenue[1]	(8,050)	(8,703)	(7,449)	(4,116)	(24,202)	(9,987)
Total cash costs	98,400	90,782	97,520	81,601	286,702	209,482
Cash cost per ounce sold	$1,568	$1,446	$1,440	$1,244	$1,484	$1,256
Add: royalties[1]	9,693	10,741	11,139	7,532	31,573	17,590
Add: social contributions[1]	7,914	8,661	12,358	7,787	28,933	17,025
Add: sustaining capital expenditures	19,561	13,864	11,356	10,334	44,781	27,051
Add: sustaining lease payments	816	609	561	352	1,986	1,255
Total AISC	136,384	124,657	132,934	107,606	393,975	272,403
AISC per ounce sold	$2,174	$1,986	$1,963	$1,641	$2,039	$1,634
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 18

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
AISC margin
AISC margin is a non-GAAP financial measure calculated as the difference between gold revenue and all-in sustaining costs (AISC). This measure has no standard meaning under IFRS. AISC margin is used by management and investors to evaluate the Company's operating performance and cash generation capability from mining operations.
Reconciliation of total AISC margin at Segovia disclosed below.

	Three months ended				Nine months ended
($’000)	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Gold revenue[1]	265,190	281,764	331,611	229,116	878,565	541,977
All-in sustaining costs	136,384	124,657	132,934	107,606	393,975	272,403
AISC margin ($)	128,806	157,107	198,677	121,510	484,590	269,574
AISC margin (%)	49%	56%	60%	53%	55%	50%
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Trailing 12-months AISC margin

	Three months ended				Trailing 12 Months
($’000)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2026
Gold revenue[1]	265,190	281,764	331,611	273,127	1,151,692
All-in sustaining costs	136,384	124,657	132,934	121,863	515,838
AISC margin ($)	128,806	157,107	198,677	151,264	635,854
AISC margin (%)	49%	56%	60%	55%	55%
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Additions to mineral interests, plant and equipment
The table below reconciles sustaining and growth and expansion capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Interim Financial Statements.

	Three months ended				Nine months ended
($’000)	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Sustaining capital
Segovia	19,561	13,864	11,356	10,334	44,781	27,051
Marmato	3,776	1,791	1,481	1,524	7,048	3,683
Total sustaining capital	23,337	15,655	12,837	11,858	51,829	30,734
Non-sustaining capital
Marmato	82,013	76,290	47,031	31,369	205,334	84,658
Segovia	21,096	17,279	5,454	9,618	43,829	22,916
Soto Norte Project	4,642	5,576	3,445	3,879	13,663	11,895
Toroparu Project	12,827	5,939	5,321	3,270	24,087	8,422
Total expansion and growth capital	120,578	105,084	61,251	48,136	286,913	127,891
Additions to mining interest, plant and equipment[1]	143,915	120,739	74,088	59,994	338,742	158,625
1. As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 19

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Free cash flow
Operating free cash flow after sustaining capital and taxes paid and free cash flow after growth and expansion capital are non-GAAP financial measures and are common performance metrics in the gold mining industry; however, they have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
Operating free cash flow after sustaining capital and taxes paid is calculated as net cash provided by operating activities, adjusted to exclude certain non-recurring or non-operating items, less sustaining capital expenditures and sustaining lease payments. Free cash flow after growth and expansion capital is calculated as operating free cash flow after sustaining capital and taxes paid less growth and expansion capital expenditures.
Aris Mining believes that these measures provide investors and analysts with useful information about the Company’s ability to generate cash from its mining operations after maintaining its asset base, and its capacity to fund growth initiatives, reduce debt, strengthen liquidity, or return capital to shareholders. Management uses these measures as key internal indicators of financial performance and capital discipline. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS, including net cash provided by operating activities as reported in the consolidated statement of cash flows.

	Three months ended				Nine months ended
($’000)	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Operating cash flows before taxes[1]	157,503	199,189	184,981	118,946	541,673	294,791
Adjusting Items:
Precious metal stream deposit settled (received)[1]	(41,968)	—	(40,016)	—	(81,984)	—
Finance income[1]	(4,361)	(4,166)	(3,383)	(2,437)	(11,910)	(8,247)
Impact of FX on cash and cash equivalents[1]	(294)	1,600	814	1,450	2,120	3,143
Adjusted operating cash flows before taxes	110,880	196,623	142,396	117,959	449,899	289,687

Less: Income taxes paid[1]	(16,900)	(113,086)	(26,171)	(13,228)	(156,157)	(60,593)
Adjusted net cash provided by operating activities	93,980	83,537	116,225	104,731	293,742	229,094

Less: Sustaining capital	(23,337)	(15,655)	(12,837)	(11,858)	(51,829)	(30,734)
Less: Sustaining lease payments	(816)	(609)	(561)	(352)	(1,986)	(1,255)
Operating free cash flow after sustaining capital and taxes paid	69,827	67,273	102,827	92,521	239,927	197,105

Less: Growth and expansion capital	(120,578)	(105,084)	(61,251)	(48,136)	(286,913)	(127,891)
Free cash flow after growth and expansion capital	(50,751)	(37,811)	41,576	44,385	(46,986)	69,214
1. As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 20

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended				Nine months ended
($000s except share amount)	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Basic weighted average shares outstanding[1]	206,519,188	206,398,410	205,967,201	199,171,052	206,296,949	183,644,213
Net income attributable to Owners of the Company[1]	66,692	94,243	97,614	42,011	258,549	27,482
Add back:
Share-based compensation[1]	6,468	(809)	7,602	9,497	13,261	21,417
Loss from equity accounting in investee[1]	—	—	—	—	—	14
(Gain) loss on financial instruments[1]	(14,226)	(26,548)	1,762	6,385	(39,012)	73,750
Loss on disposal of Juby Project[1]	—	—	—	3,200	—	3,200
Other (income) expense[1]	351	3,505	9,177	1,961	13,033	3,586
Foreign exchange (gain) loss[1]	20,526	39,902	11,590	13,520	72,018	26,741
Income tax effect on adjustments	(7,184)	(13,966)	(4,057)	(4,732)	(25,207)	(9,359)
Adjusted net earnings	72,627	96,327	123,688	71,842	292,642	146,831
Per share – basic ($/share)	0.35	0.47	0.60	0.36	1.42	0.80
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Trailing 12-months Adjusted net earnings and Adjusted net earnings per share

	Three months ended				Trailing 12 Months
($000s except share amount)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2026
Basic weighted average shares outstanding[1]	206,519,188	206,398,410	205,967,201	203,245,172	205,527,751
Net income attributable to Owners of the Company[1]	66,692	94,243	97,614	50,863	309,412
Add back:
Share-based compensation[1]	6,468	(809)	7,602	20,663	33,924
Loss from equity accounting in investee[1]	—	—	—	(14)	(14)
(Gain) loss on financial instruments[1]	(14,226)	(26,548)	1,762	3,058	(35,954)
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	—	—	—	4,990	4,990
Other (income) expense[1]	351	3,505	9,177	6,447	19,480
Foreign exchange (gain) loss[1]	20,526	39,902	11,590	12,446	84,464
Income tax effect on adjustments	(7,184)	(13,966)	(4,057)	(4,356)	(29,563)
Adjusted net earnings	72,627	96,327	123,688	94,097	386,739
Per share – basic ($/share)	0.35	0.47	0.60	0.46	1.88
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 21

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended				Nine months ended
	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Earnings before Income tax[1]	108,225	141,579	161,672	76,094	411,476	109,572
Add back:
Depreciation and depletion[1]	20,133	17,322	16,246	13,459	53,701	36,122
Finance income[1]	(4,361)	(4,166)	(3,383)	(2,437)	(11,910)	(8,247)
Finance costs[1]	6,723	7,803	7,408	9,390	21,934	30,260
EBITDA	130,720	162,538	181,943	96,506	475,201	167,707

Add back:
Share-based compensation[1]	6,468	(809)	7,602	9,497	13,261	21,417
Loss from associates[1]	—	—	—	—	—	14
(Gain) loss on financial instruments[1]	(14,226)	(26,548)	1,762	6,385	(39,012)	73,750
Loss on disposal of Juby Project[1]	—	—	—	3,200	—	3,200
Other income (expenses)[1]	351	3,505	9,177	1,961	13,033	3,586
Foreign exchange (gain) loss[1]	20,526	39,902	11,590	13,520	72,018	26,741
Adjusted EBITDA	143,839	178,588	212,074	131,069	534,501	296,415
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Trailing 12-months EBITDA and Adjusted EBITDA

	Three months ended				Trailing 12 Months
	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2026
Earnings before Income tax[1]	108,225	141,579	161,672	97,519	508,995
Add back:
Depreciation and depletion[1]	20,133	17,322	16,246	16,809	70,510
Finance income[1]	(4,361)	(4,166)	(3,383)	(4,353)	(16,263)
Finance costs[1]	6,723	7,803	7,408	10,431	32,365
EBITDA	130,720	162,538	181,943	120,406	595,607

Add back:
Share-based compensation[1]	6,468	(809)	7,602	20,663	33,924
Loss from associates[1]	—	—	—	(14)	(14)
(Gain) loss on financial instruments[1]	(14,226)	(26,548)	1,762	3,058	(35,954)
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	—	—	—	4,990	4,990
Other income (expenses)[1]	351	3,505	9,177	6,447	19,480
Foreign exchange (gain) loss[1]	20,526	39,902	11,590	12,446	84,464
Adjusted EBITDA	143,839	178,588	212,074	167,996	702,497
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 22

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Accounting Matters
Basis for preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Details of the material accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024. Except as disclosed in note 3 of the Interim Financial Statements, the accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2025.
Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2025 dated as of March 11, 2026, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is not currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate, and recorded, processed, summarized, and reported to allow timely decisions regarding required disclosure, including in its annual filings, interim filings, or other reports filed or submitted under securities legislation.
The Company's management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing adequate internal controls over financial reporting.
Changes in internal controls
During the three months ended September 30, 2026, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The
Page | 23

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Mineral Reserves and Mineral Resources

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte	2,600	8.78	734	17,700	6.72	3,824	20,300	7.00	4,569
Segovia	1,708	9.92	545	2,659	11.21	958	4,367	10.70	1,503
Total			1,583			7,656		5.14	9,250
Notes: Totals may not add due to rounding. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$2,200 at Soto Norte, and US$2,800 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, and November 28, 2025 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte	3.8	7.99	976	35.2	5.29	5,987	39.0	5.55	6,959	25.1	4.81	3,882
Segovia	4.1	14.78	1,925	3.3	15.94	1,701	7.4	15.30	3,626	6.3	14.13	2,856
Toroparu	48.5	1.31	2,038	78.4	1.30	3,272	126.9	1.30	5,310	22.9	1.60	1,177
Total			5,484			16,412			21,892			10,702
Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$2,600 at Soto Norte, US$3,200 at Segovia, and US$1,950 at Toroparu. The mineral resource effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, November 28, 2025 at Segovia, and October 21, 2025 at Toroparu. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Technical Disclosure
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A are based upon information included in the following documents and NI 43-101 compliant technical reports:
1.Technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
2.Technical report entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia”, dated September 3, 2025 with an effective date of August 18, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining’s SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
3.Technical report entitled “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
4.Technical report entitled “Updated Mineral Resource Estimate NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana” dated October 28, 2025 with an effective date of October 21, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
5.News release of Aris Mining dated January 8, 2026 and entitled “Aris Mining Expands High-Grade Segovia Reserve and Resource Estimates”.
Page | 24

Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of applicable U.S. securities laws. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements include but are not limited to, statements with respect to the Company’s targeted annual gold production, 2026 guidance and expected 2027 production, the timeline for ramp up of production at Segovia, the resolution of explosive supply constraints, timeline for the construction of the CIP plant and production at the Marmato bulk mining zone, including first gold pour and ramp-up, the plans and timing of the Toroparu prefeasibility study including a potential construction decision, the expected completion of the Puruni River bridge, the economic analysis from the Soto Norte PFS and Toroparu PEA, the anticipated timeline for submission of the environmental license application in respect of the Soto Norte project and the community consultation process, projected payments and obligations of the Company, the Company’s growth plans and the requirements thereof, the Company’s ability to fund growth projects, the Company’s ability to pay its obligations associated with its financial liabilities, the Company's potential objective to produce 1 million oz of gold annually, the Company’s anticipated business plans and strategies, financing sources, critical accounting estimates, risks and uncertainties and limitations of controls and procedures, the Company's mineral reserve and mineral resource estimates, the timing and outcome of permitting and licensing applications, statements made in the section entitled “Business Overview” regarding the Company’s projects and growth opportunities to increase annual gold production, as well as statements relating to the Company’s 2026 guidance and outlooks.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2025 and dated March 11, 2026 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and included as part of the Company's Annual Report on Form 40-F, filed with the SEC at www.sec.gov.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (all tabular figures are expressed in thousands of United States Dollars, unless otherwise stated)
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future oriented financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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